Exhibit 99.1

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

July 2, 2020

NOTICE OF 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 12, 2020

Dear Kornit Digital Ltd. Shareholders:

We cordially invite you to attend the 2020 Annual General Meeting of Shareholders, or the Meeting, of Kornit Digital Ltd., or the Company, to be held at 12:00 p.m. (Israel time) on Wednesday, August 12, 2020, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel.

The Meeting is being called for the following purposes:

(1)

Re-election of each of (a) Mr. Ofer Ben Zur, (b) Ms. Lauri Hanover and (c) Mr. Gabi Seligsohn for a three-year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2023 and until his or her successor is duly elected and qualified;     (2) Re-election of Mr. Yehoshua (Shuki) Nir for a two-year term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2022 and until his successor is duly elected and qualified;

(2)	Re-election of Mr. Yehoshua (Shuki) Nir for a two-year term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2022 and until his successor is duly elected and qualified;
(3)	Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2020 and the additional period until the Company’s 2021 annual general meeting of shareholders, and authorization of the Company’s board of directors (or the audit committee thereof) to fix such accounting firm’s annual compensation;
(4)	Re-adoption and amendment of the compensation policy for the Company’s office holders (as defined under the Israeli Companies Law, 5759-1999, or the Companies Law);
(5)	Approval of an amended compensation package for Mr. Ronen Samuel, the Company’s chief executive officer; and
(6)	Approval of the terms of an updated annual compensation package for all current and future non-employee directors of the Company, including cash compensation, grants of restricted share units and other customary compensation elements.

Members of our management will be available at the Meeting to present and discuss our auditors’ report and consolidated financial statements as of, and for the year ended, December 31, 2019, as previously made available to our shareholders as part of our Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission, or SEC, on March 23, 2020 and which is available at www.sec.gov and at the “Investors” section of our Company’s website, www.kornit.com.

Our board of directors unanimously recommends that you vote in favor of the above proposals, which are described in the proxy statement that will be distributed to you together with this Notice of 2020 Annual General Meeting of Shareholders.

Shareholders of record at the close of business on July 2, 2020 are entitled to vote at the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 4 and 5 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are not controlling shareholders (as to be described in our proxy statement for the Meeting) and who do not have a conflict of interest (which is referred to under the Companies Law as a “personal interest,” as to be described in the proxy statement) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

It is important that your shares be represented and voted at the Meeting. Accordingly, after reading this Notice of 2020 Annual General Meeting of Shareholders and the proxy statement for the Meeting, please mark, date, sign and mail the proxy card or voting instruction form as promptly as possible in the stamped envelope to be provided to you, or please follow the instructions for voting to be sent to you electronically. If mailing in your proxy to our transfer agent in the envelope to be enclosed or providing voting instructions via a physical voting instruction form, your vote must be received by noon, Eastern time, on August 11, 2020, to be validly included in the tally of ordinary shares voted at the Meeting. If you are a street holder (i.e., you hold your shares through a bank, broker or other nominee) and are voting online (at www.proxyvote.com) or via telephone, your vote must be received by 11:59 p.m. Eastern time on August 10, 2020. If sending in your proxy card directly to our registered office, it must be received at least four hours prior to the appointed time for the Meeting. Detailed voting instructions will be provided both in the accompanying proxy statement and on the proxy card or voting instruction form to be sent to you.

Israeli legal regulations presently limit public gatherings as a result of the current COVID-19 (coronavirus) pandemic. The Company furthermore desires to reduce the risk of further spreading of the virus, and to safeguard the well-being of shareholders, board and Company representatives at the Meeting.

Consequently, the Company strongly encourages shareholders to mail in their proxy cards or voting instruction forms in lieu of attending the Meeting in person. If a shareholder who holds ordinary shares as of the record date for the Meeting (July 2, 2020) nevertheless desires to attend the Meeting, he, she or it must inform the Company in advance. Any such shareholder must contact the Company’s General Counsel, Ms. Nitsan Deutsch — email (Nitsan.Deutsch@kornit.com) or telephone (+972-3-514-8573) — on or prior to 6:00 p.m., Israel time (11 a.m. Eastern time), on Wednesday, August 5, 2020. If you contact the Company via email, if you are a record shareholder, please provide the name under which your shares are held of record and proof of ownership (a copy of your share certificate or a statement showing book-entry shares). If you hold your shares in “street name” (through a bank or broker), please attach to your email the required proof of ownership described in the enclosed proxy statement for the Meeting, namely: a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement or other proof that shows that you owned your shares as of the record date for the Meeting. You will be required to provide similar documentation if you contact the Company’s General Counsel via telephone.

Based on the number of responses that the Company receives from shareholders interested in attending the Meeting, the Company will determine whether it is possible to allow those shareholders to attend physically in person in compliance with the Israeli coronavirus regulations (which may continue to evolve from time to time prior to the Meeting date). The Company will respond to the relevant shareholders by the following day (Thursday, August 6, 2020) in order to provide to them logistical information as to how they will be able to attend the Meeting.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel, Attention: Nitsan Deutsch, General Counsel, email: Nitsan.Deutsch@kornit.com, no later than Thursday, July 9, 2020. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than Thursday, July 16, 2020, to be furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K.

An electronic copy of the enclosed proxy materials will be available for viewing at http://ir.kornit.com/. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on July 16, 2020, at the registered office of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel, from Sunday to Thursday (excluding Israeli holidays), 10:00 a.m. to 5:00 p.m. (Israel time), upon prior coordination with the Company. Our telephone number at our registered office is +972-3-908-5800.

Sincerely, Yuval Cohen Chairman of the Board of Directors

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